

October 4, 2011

<u>Via E-mail</u>
Mr. James R. Offerdahl
Chief Financial Officer
Convio, Inc.
11501 Domain Drive, Suite 200
Austin, TX 78758

  Re: **Convio, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2010
     Filed March 11, 2011
     Form 10-Q for the Quarterly Period Ended June 30, 2011
     Filed August 11, 2011
     Forms 8-K Filed on February 3, 2011 and August 4, 2011
     File No. 001-34707

Dear Mr. Offerdahl:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Kathleen Collins

          Kathleen Collins
          Accounting Branch Chief